

January 10, 2013

<u>Via E-mail</u>
Charles Wheeler
Chief Executive Officer, President and Director
c/o Greenbacker Capital Management LLC
535 Fifth Avenue, Suite 421
New York, NY 10017

> **Re: Greenbacker Renewable Energy Company LLC**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 11, 2012**
> **Response dated December 11, 2012**
> **File No. 333-178786**

Dear Mr. Wheeler:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please disclose on your prospectus cover page that you are an emerging growth company, and revise your prospectus to:

   - Describe how and when a company may lose emerging growth company status;

   - Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

   - State your election under Section 107(b) of the JOBS Act:

      o   If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

      o   If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. Please provide us with a detailed legal analysis as to the applicability of Securities Act Rule 419 to your offering. In this regard, we note that your board has the authority to modify or waive, among other things, your current investment criteria and strategies without prior notice and without stockholder approval. Please see Securities Act Rule 419.

4. Please revise your registration statement to substantially comply with the applicable requirements of Industry Guide 5. By way of example only, and not intended as an exhaustive list, please revise your registration statement:

- to include your suitability standards immediately following the prospectus cover page; and

- to provide your disclosure regarding conflicts of interest under a separate section heading.

5. We note that you have included a discussion of Investment Company Act considerations in your prospectus summary on pages 17-18 and in the last risk factor on page 22. Please provide further discussion of this topic under a separate heading to be included in the main body of the prospectus.

Prospectus Cover Page

6. We note the revisions you made throughout your prospectus disclosing that purchases by your directors, officers and any of your affiliates or the affiliates of GCM (other than GCM's initial contribution to you) will count toward meeting your minimum offering requirement. Please revise to disclose this on your prospectus cover page. In an appropriate place in your prospectus, please also specifically state whether any of these parties or any other party involved in marketing the securities has reserved the right to purchase your securities in order to meet the minimum offering requirement with respect to this offering; disclosing their intentions is insufficient. If so, please disclose the amount that may be purchased and confirm that such persons are purchasing for investment and not for resale.

Prospectus Summary, page 2

Our Business Objective and Policies, page 4

7. We note your responses to comments 15 and 45 in our letter dated January 27, 2012. With your next amendment, please provide us with copies of the supplemental materials referenced in these responses.

Our Corporate Structure, page 5

8. Please include Greenbacker Renewable Energy Company LLC in your organizational chart. Additionally, we note Greenbacker Renewable Energy Fund LLC is included in your chart, but not referenced in the text of your disclosure. Please provide textual disclosure to explain the purpose of this entity, if applicable. In addition, please also revise your organizational chart as follows:

- to include any acronyms or shortened names that you use to refer to the legal entities within the text of the disclosure in parentheses following the name of the legal entity in the organizational chart;

- to reflect the administrator and any relationship between the administrator and you and your affiliates;

- to reflect the ownership of your directors and/or officers in GCM; and

- to include footnote disclosure reflecting the relationship between your dealer manager and each of Strategic Capital and GCM as well as the relationship between GGIC and GCM.

<u>The Offering, page 7</u>

9. We reviewed your response to comment 22 in our letter dated January 27, 2012 and reissue this comment. In your response, you indicate that you will file prospectus supplements for potential changes in the offering price at each closing date. We also note that the second full risk factor on page 35 indicates that investors will not know the purchase price per share at the time they submit their irrevocable subscription agreement. However, this may not satisfy Item 501(b)(3) of Regulation S-K, which requires disclosure of the offering price or the method by which the offering price is determined, in order to have a valid Section 10(a) prospectus. Please tell us why, if the offering price changes during the ongoing offering, any changes in the offering price would not need to be included in the registration statement, or a post-effective amendment thereto, and disclosed to investors *prior* to the time that they subscribe to shares.

    In addition, in your response you indicate that you will file prospectus supplements for changes between the date of the last prospectus supplement and the date an investor makes its investment decision and for other material changes, such as modifications to or waivers of your current investment criteria and strategies. It is not clear to us how the filing of prospectus supplements complies with the federal securities laws since it appears that investors may not be in possession of all material information at the time of their investment decision. Please refer to Securities Act Rule 159. For additional guidance regarding Rule 159, please also see Section IV.A of Securities Act Release No. 33-8591 available on our website at http://www.sec.gov/rules/final/33-8591.pdf. Please provide us with your detailed legal analysis as to how your proposed offering satisfies the federal securities laws.

<u>Risk Factors, page 8</u>

<u>Risks Related to Debt Financing, page 10</u>

10. We note your response to comment 21 in our letter dated January 27, 2012. In the third sentence of the paragraph, please clarify whether base management fees payable to GCM could or will increase regardless of performance. Also, please add the words "to the Special Unitholder." to the end of the fourth sentence to improve clarity.

Risk Factors, page 19

Risks Related to Our Business and Structure, page 19

This offering is initially a "blind pool" offering. . ., page 19

11. In response to comment 28 in our letter dated January 27, 2012, you state that you expect your board will approve your investment policies prior to the effectiveness of the registration statement. Please confirm that you will disclose these policies in a future amendment. Please also revise this risk factor to provide a cross-reference to disclosure in your prospectus describing your investment policies.

Risks Related to Our Advisor and Its Affiliates, page 24

Our advisor and its affiliates, including our officers . . ., page 24

12. We note your response to comment 30 in our letter dated January 27, 2012 and reissue this comment in part. Please disclose whether your board will establish target limits of leverage.

Risks Related to This Offering and Our Shares, page 35

13. Please revise to describe the risks to investors related to the restrictions on transfer described under the heading "Transferability of Shares" on page 123.

Questions and Answers about This Offering, page 43

Q: How long will this offering last?, page 43

14. We note your response to prior comment 35 and the revisions to your filing on page 43 and, in particular, your disclosure that a new registration statement would be declared automatically effective. Please tell us the basis for this statement.

Q: Are there any restrictions on the transfer of shares?, page 45

15. Please revise the answer to this question to include a cross reference to the detailed description of the restrictions on transfer.

Estimated Use of Proceeds, page 46

16. We note your disclosure under the heading "Distributions" on page 15 that you "may pay all or a substantial portion of [y]our distributions from …the proceeds of this offering…." Please revise your disclosure under this heading accordingly. See Item 504 of Regulation S-K.

Plan of Distribution, page 47

Subscription Process, page 54

17. We note your disclosure that, by executing a subscription agreement, an investor will attest that he or she has received the final prospectus. Please revise the subscription agreement and your disclosure to delete this representation, since it appears this representation may be intended to operate as a waiver of rights. For additional guidance, please see footnote 410 and the accompanying text in Securities Act Release No. 33-8591 available on our website at http://www.sec.gov/rules/final/33-8591.pdf.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 59

Overview, page 59

18. We note your response to comment 39 in our letter dated January 27, 2012. Please either revise the last sentence on page 60 to define the terms REITs and RICs or include these terms in your glossary. Please also revise to discuss any risks or uncertainties associated with your ability to take advantage of the referenced tax incentives.

Critical Accounting Policies and Use of Estimates, page 62

Investment Classification, page 63

19. We reviewed your response to comment 16 in our letter dated January 27, 2012 and the related revisions to your disclosures. Please help us understand how you determined your financial statements should be prepared using the specialized accounting principles of ASC 946 applicable to investment companies considering the nature of the investments you intend to make and the level of control you intend to obtain over the companies in which you invest. In this regard, we note your disclosures throughout the document that your primary investment strategy is to acquire controlling equity stakes in your target assets. Please make reference to the specific provisions in ASC 946 that support your determination and explain in detail the basis for your anticipated accounting.

Valuation of Investments, page 63

20. We note your response to comment 41 in our letter dated January 27, 2012 and reissue this comment in part. Please expand your disclosure to describe how you will value each asset class you reasonably expect to hold. Additionally, please disclose the information you provided in your response to the second, third and fourth bullet points of this comment. With regard to your response in the fourth bullet point, please also discuss whether any (and if so, what type of) disclosures regarding valuation will be attributed to any independent valuation firm(s).

Calculation of Net Asset Value, page 64

21. We note your response to comment 41 in our letter dated January 27, 2012 and the related revisions to your filing. In addition to the disclosure you added at the bottom of page 64, please revise to disclose that the valuations by your board as described on page 63 may be materially different from the valuation as determined by an independent valuation firm. Please also revise to include appropriate risk factor disclosure.

U.S. Federal Income Taxes, page 65

22. We note your disclosure that your taxation as a partnership will depend on your ability to meet, on a continuing basis, the "qualifying income exception" applicable to publically traded partnerships (PTPs). Please describe the qualifying income exception, or provide a cross-reference to page 126 where you describe this exception, explain the likelihood of meeting the exception on a continuing basis given your stated "target investments" and identify any potential barriers to meeting the exception. Please also make conforming revisions to taxation disclosures provided on page 16.

Liquidity and Capital Resources, page 68

23. We note your response to comment 42 in our letter dated January 27, 2012 and reissue this comment in part. With respect to the second bullet, please tell us how an investment in a project with tax equity financing is consistent with your investment strategy of investing in income-generating renewable energy and energy efficiency projects. With respect to the third bullet, please provide an explanation of the basis for your belief that tax equity financings would not have a material impact on the marketability of your interests in renewable energy projects. In this regard, it appears that the existence of tax equity financings would reduce the value of these projects in the event you elect, as a part of your liquidation strategy, to sell projects with tax equity financings in place at the time of sale.

Business, page 72

24. We note your response to comment 44 in our letter dated January 27, 2012 and your view that Item 101(c)(1)(xii) of Regulation S-K is inapplicable to you because you intend to invest in projects that will be "shovel ready." Your response appears to address only permits and approvals from local and state regulatory agencies needed prior to or concurrent with construction. Please expand your disclosure to address compliance with such Federal, State and local provisions which have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment required after you start construction and throughout the operation of your projects, if material.

Advisory Agreement, page 98

Advisory Services, page 98

25. We note the revisions to your filing on page 93 in response to comment 46 in our letter dated January 27, 2012. Please tell us whether the advisory agreement will include a provision subjecting the officers and employees of the advisor who provide services to you to your code of business conduct and ethics. If so, please clarify your disclosure in the second paragraph on page 98 to describe this provision.

26. We note the revisions to your filing in response to comment 47 in our letter dated January 27, 2012. Please tell us whether you will be required to pay any termination fees under the advisory agreement in connection with a termination under any circumstances, such as prior to a liquidity event. If so, please expand your disclosure to describe these fees and, if appropriate, include risk factor disclosure describing the risks to investors associated with these fees.

27. We note your new disclosure that GCM may enter into one or more subadvisory agreements under which GCM may obtain assistance in fulfilling its responsibilities under the advisory agreement. Please revise to describe these arrangements, including the following:

- How GCM expects subadvisory arrangements would be structured, including regarding the payment of fees, liabilities for breaches by GCM or the subadvisor, conflicts of interest and corporate opportunities;

- Whether your board would be required to approve the qualifications of any such subadvisor;

- How GCM will oversee any subadvisor and ensure that material information discussed at the subadvisory level is communicated to your board, where appropriate; and

- If known, the types of responsibilities under the advisory agreement that GCM expects to be fulfilled by subadvisors, including whether GCM expects to engage subadvisors to manage any of your day-to-day operations, determine the composition of your portfolio or the nature and timing of any changes to your portfolio, identify, evaluate or negotiate any of your investments or perform due diligence related to such investments, or close or monitor the investments you make.

Please also describe the risks, if any, posed to you and investors as a result of any such subadvisory arrangements.

Certain Relationships and Related Party Transactions, page 112

28. Please revise to disclose the names of your directors and officers who participate in the GCM joint venture and disclose their respective ownership percentages. See Item 404 of Regulation S-K.

Share Repurchase Program, page 141

29. We note your response to comment 50 in our letter dated January 27, 2012. Please disclose that, after meeting the minimum offering requirement, you intend to seek a no-action letter from the staff of the U.S. Securities and Exchange Commission with respect to the applicability of specific provisions of the federal securities laws to your proposed share repurchase program. Please also disclose the implications if you do not receive this no-action letter, including any considerations under the Securities Act of 1933.

Reports to Members, page 143

30. Please disclose when you will file audited financial statements reflecting your acquisition of income-generating renewable energy and energy efficiency projects and other energy-related businesses.

Part II – Information Not Required in Prospectus, page II-1

Item 16. Exhibits and Financial Statement Schedules, page II-2

31. Please revise your exhibit index to include the tax opinion of Clifford Chance US LLP. Upon filing of the tax opinion, please note that we may have comments on the disclosure under the heading "Federal Income Tax Consequences."

      You may contact Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Attorney Advisor, at (202) 551-3797, Catherine Brown, Attorney Advisor, at (202) 551-3513 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director

cc: Jay L. Bernstein
       Clifford Chance US LLP